FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2017

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Companhia Brasileira de Distribuição

Publicly Held Company of Authorized Capital

CNPJ/MF: 47.508.411/0001-56

NIRE: 35.300.089.901

MATERIAL FACT

Companhia Brasileira de Distribuição (the “Company” or “GPA”), in compliance with the provisions of Article 157, paragraph 4, of Law No. 6,404, of December 15, 1976, and CVM Ruling No. 358, of January 3, 2002, hereby informs to its shareholders and to the market as follows.

In accordance with the Material Fact disclosed on the date hereof by our controlled company Via Varejo S.A. (“Via Varejo”), Via Varejo entered into, on the date hereof, a Term of Agreement, with the Company, Michael Klein (“MK”), Eva Lea Klein (“EK”) and Casa Bahia Comercial Ltda. (“CB” and, together with MK e EK, the “Klein Shareholders”), according to which the parties adjusted the reimbursement of losses and damages between Via Varejo and the Klein Shareholders incurred until November 8, 2016 (the “Base Date”), as well as the criteria for determining the responsibilities between the Klein Shareholders and Via Varejo for losses that may be incurred after the Base Date and the guarantees of their respective payment to Via Varejo by the Klein Shareholders, as a result and in accordance with the provisions of the Association Agreement entered into on December 4, 2009, and amended on July 1st, 2010, among the Klein Shareholders, parties related to the Klein Shareholders, GPA and Globex Utilidades S.A. (former denomination of Via Varejo).

The Term of Agreement is subject to the approval of the Board of Directors of GPA, as well as of the Independent Special Committee for Transactions with Related Parties of GPA.

Finally, GPA is analyzing the potential impacts to GPA resulting from the execution, by its controlled company Via Varejo, and will keep its shareholders and the market informed on any development in connection thereof.

São Paulo, July 4, 2017

Daniela Sabbag

Investor Relations Officer

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: July 5, 2017	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.